04032737

SEC 486 (12-01) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JUN 08 2004 WASHINGTON DC 158 SECTION

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

24-10092

The Tradeshow Marketing Company Ltd.

(Exact name of issuer as specified in its charter)

Nevada

PROCESSED JUN 17 2004 THOMSON FINANCIAL

(State or other jurisdiction of incorporation or organization)

1705-1050 Burrard Street, Vancouver, British Columbia, Canada

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Same

(Name, address, including zip code, and telephone number, including area code, of agent for service)

5960
(Primary Standard Industrial Classification Code Number)

(I.R.S. Employer Identification Number)

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Bruce Kirk: 1705-1050 Burrard Street, Vancouver, BC

(b) the issuer's officers;

Bruce Kirk, President and Secretary, Chief Executive Officer (see above)

Marion Huff, Chief Operating Officer 72 Strickland Street, Nanaimo, BC

Peggie-Ann Kirk, Chief Financial Officer 1705-1050 Burrard Street, Vancouver, BC

(c) the issuer's general partners;

Bruce Kirk

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Bruce Kirk

Marion Huff

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Bruce Kirk

Marion Huff

(f) promoters of the issuer;

N/A

(g) affiliates of the issuer;

N/A

(h) counsel to the issuer with respect to the proposed offering;

John D. Briner, Barrister & Solicitor, 2550-555 W. Hastings St.,Vancouver, BC

(i) each underwriter with respect to the proposed offering;

N/A

(j) the underwriter's directors;

N/A

(k) the underwriter's officers;

N/A

(l) the underwriter's general partners; and

N/A

(m) counsel to the underwriter.

N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None of the persons are subject to any of the disqualification provisions.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

N/A

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Securities are to be offered in Utah, Washington, British Columbia, and California exclusively to family members and friends of the issuer.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

The Tradeshow Marketing Company Ltd.

(2) the title and amount of securities issued;

11,000,000 common shares.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

The aggregate price was $1,100.00 or $0.0001 per share issued as founders shares.

(4) the names and identities of the persons to whom the securities were issued.

Bruce Kirk (10,000,000 common shares)

Marion Huff (1,000,000 common shares)

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

N/A

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The Issuer does not contemplate any further offerings.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

N/A

(2) To stabilize the market for any of the securities to be offered;

N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement
If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

N/A

ITEM 9. Use of a Solicitation of Interest Document
Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

N/A

PART II — OFFERING CIRCULAR

OFFERING CIRCULAR MODEL A.

The Tradeshow Marketing Company Ltd.

(Exact name of Company as set forth in Charter)

Type of securities offered:

Common Shares

Maximum number of securities offered:

5,000,000

Minimum number of securities offered:
1,000,000

Price per security: $ 0.10

Total proceeds: If maximum sold: $500,000 If minimum sold: $ 100,000
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? If yes, what percent is commission of price to public? ____________________%

N/A

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is [ ] Yes [X] No (See Question No. 26) obtained?

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.
IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 97 pages.

THE COMPANY

1. Exact corporate name: The Tradeshow Marketing Company Ltd.
   State and date of incorporation: Nevada, December 5, 2003
   Street address of principal office: 1705-1050 Burrard Street, Vancouver, BC
   Company Telephone Number: (604)657-9040
   Fiscal year: 12/31
   (month) (day)
   Person(s) to contact at Company with respect to offering:
   Bruce Kirk
   Telephone Number (if different from above): (____)____________

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).
   (1) The Company has operated as a partnership, but only recently as a corporation. There is no guarantee that we will see the same success as a corporation as when it operated as a partnership.
   (2) the Company needs to raise capital to continue our operations and growth and if we are unable to secure such financing, we may not be able to expand our business and may even not be able to support our operations
   (3) We may need to seek capital by way of an offering of our equity securities, an offering of debt securities, or by obtaining financing through a bank or other entity. We have not established a limit as to the amount of debt we may incur nor have we adopted a ratio of our equity to debt allowance. If we need to obtain additional financing, there is no assurance that financing will be available from any source, that it will be available on terms acceptable to us, or that any future offering of securities will be successful. If additional funds are raised through the issuance of equity securities, there may be a significant dilution in the value of our outstanding common stock. We could suffer adverse consequences if we are unable to obtain additional capital which would cast substantial doubt on our ability to continue our operations and growth.
   (4) Due to the shorter credit terms made available to us from the providers from whom we buy product, as compared to the credit terms made available by us to our customers, we, from time-to-time, may require infusions of cash in order to maintain our preferential buying/purchasing terms with our suppliers. Such cash flow needs are also affected by the timing of large purchases by us, which we make from time-to-time to take advantage of favorable pricing opportunities. To date, we have satisfied these cash requirements by private sales of our equity securities or by financing it directly through the principals of the Company. We may continue to seek financing to provide us with liquidity to meet our future needs.

There is no assurance that we will be able to obtain such financing on commercially reasonable terms, or otherwise, or that we will be able to otherwise satisfy our short-termcash flow needs from other sources in the future.

(5) Our success depends on the ability of our producers to supply us with products that will be attractive to consumers on a consistent basis in order for us to continue operations. Our producers may experience equipment failures and service interruptions, over which we have no control, which could adversely effect customer confidence, our business operations and our reputation.

(6) There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

(7) There is currently no established public trading market for our securities. We can give no assurance that an active trading market in our securities will develop or, if developed, that it will be sustained. We intend to apply for admission to quotation of our securities on the OTC Pink Sheets and, if and when qualified, we intend to apply for admission to quotation on the OTC Bulletin Board. If for any reason our common stock is not listed on the OTC Pink Sheets or a public trading market does not otherwise develop, purchasers of the shares may have difficulty selling their common stock should they desire to do so.

(8) If a market should develop for the shares of our common stock, the market price could drop if a substantial amounts of shares available for public sale without any increase to our capitalization are sold in the public market or if the market perceives that such sales could occur. A drop in the market price could adversely affect holders of our common stock and could also harm our ability to raise additional capital by selling equity securities.

(9) We rely on producers and suppliers who are not under our control and if such vendors or independent distributors increase costs to us, then we may not be able to continue operations

(10) Since a majority of our officers and directors reside outside of the United States, it may be difficult, if not impossible, for an investor to enforce a judgment from a united states court based on United States law in a Canadian court against us or our officers or directors.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

   (a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

The Company is a dynamic distribution and direct sales marketing company. The success of the company and demand for its services comes from a very fast growing niche market place 'the tradeshow market place'. Its model involves a number of elements including: a core team of professional sales demonstrators addressing the immediate tradeshow marketplace, a network of sales demonstrators nationwide to facilitate immediate and broad distribution, an executive board focused on local large and small business as well as national major corporate clients introducing them to the exposure, branding and success of the tradeshow marketplace. We believe our model keeps us on top of the quickly evolving and fast growing tradeshow marketplace enabling our company and our clients to take advantage of the exposure and to grow rapidly and prosper from the tradeshow environment.

The Company is primarily a direct sales company that for the past 20 years has operated as an unincorporated partnership that has been marketing various products direct to consumers through select tradeshows throughout Canada and the United States. The Company distributes a range of products appropriately suited each individual venue, generally products which are innovative, desirable and have universal appeal.

In the prior years as a partnership, management of the Company have been successfully training, consulting, and implementing retail and wholesale strategies for companies desiring to market their products and services. The Company hosts regular seminars on success at tradeshows, to assist companies in direct selling, making contacts, appointments or simply enhancing branding and product awareness. Success at these seminars has encouraged management to expand efforts to larger more comprehensive seminars, workshops and consulting services. Since the Company has established relations nationwide in most all of the major cities it allows us to easily implement our tradeshow marketing seminars and consulting services to an immediate familiar nationwide market. Management's twenty years with twenty or more shows per year and industry relationships built by the management team, give the Company the competitive advantage over any other companies interested in venturing in to our market.

The Company's consulting and training program provides a comprehensive answer to the question, "How does business expand their marketing initiatives beyond their traditional means?" The answer is simple and unique - being non-traditional marketing, we simply apply marketing at local trade shows and increase marketing, sales, exposure and branding in the local market.

   (b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company's primary objective is to establish the Company with a prominent North American presence in the first three years of operations. Initially, the Company will obtain exclusive licenses and market products that are readily available, then migrate into manufacturing its own products for distribution ensuring the better quality and higher profits for the Company. While the Company's team of professional sales demonstrators are conducting shows nation wide, their objectives will include addressing prospective clients for the executive team to develop as clients for the Company's consulting services. With this nationwide presence, management will focus on marketing initiatives for large national firms to aid them in their sales and marketing agendas.

The Company is currently marketing a number of over-the-counter health and well-being products and home use items. Management of the Company ahs successfully marketed over thirty different products ranging from kitchenware, house ware, tools, to children's toys, gardening tools and women's cosmetics, including the Ginsu Knife, the Miracle Chef V-Slicers, Magic Pens, The Kitchen-Make Food Choppers, the Siscir (Portable Skewer Cooker), the Ratchet Clipper Line of garden tools, and cosmetics such as "Nail Jazz" and other fashion accessories.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.
Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.
Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

For many years management of the Company have been successfully training, consulting, and implementing retail and wholesale strategies for companies desiring to market their products and services. The Company hosts seminars on success at tradeshows, to assist companies in direct selling, making contacts, appointments or simply enhancing branding and product awareness. Success at these seminars has encouraged management to expand efforts to larger more comprehensive seminars, workshops and consulting services. Since the Company has established relations nationwide in most all of the major cities it can easily implement its marketing seminars and consulting services to an immediate familiar nationwide market. Twenty years with over twenty shows per year and industry relationships built by the management team give the Company the competitive advantage over any other companies interested in venturing in to our market. The Company plans to gain an advantage over our competition by being the first to market and gain the exclusive distribution licence emerging products, particularly those from Asian countries.

The returns on the sale of its products are significant. The Company typically marks up the price of its products by 300%, which pays for the cost of setting up a booth at the tradeshow, the cost of transportation and paying a commission to its marketing team. The Company typically retains between 40-50% of the price of the product as profit.

There is a consistent and steady interest in health and well-being products, beauty products, and home products such as knives and cleaning products. The Company carefully follows consumer trends and management has a proven track record of being able to track consumer trends through studying various consumer magazines, advertising trends, and lifestyle trends such as low-carb foods and an increased emphasis on a healthy lifestyle.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company's primary objective is to establish a prominent North American presence in the first three years of operations. Initially, the Company will market products that are readily available for distribution, and for which it can gain the rights of distribution, and then begin manufacturing its own products for distribution ensuring the better quality and higher profits for the Company. The Company will continue hosting its seminars throughout this time period to ensure the Company remains profitable.

The marketing strategy of the Company is to establish a nation wide presence and to grow the consulting and marketing initiatives for small and large local businesses. This will be accomplished through commission incentives to the core-marketing team currently operating in these areas. The Company's strategy is to establish and manage low cost, effective national sales organizations that distribute as efficiently as possible through the tradeshow marketplace. The

Company will combine direct sales with the products it manufactures and distributes.

In developing the Company's financial projections, it has endeavored to be realistic, even conservative when estimating potential revenues. The estimates have been taken from a combination of management's own experience over the past twenty years and public information on general market capacities. Our revenue projections are dependent on the establishing of operations nationwide within the first three-year period. We expect our gross revenues to be as follows:

Year One: $1,300,000
Year Two: $2,500,000
Year Three: $10,300,000

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ____/____/____ $_________
(a recent date)
As of ____/____/____ $_________
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The Company's sales are cyclical as it markets various products that pertain to the time of year. For example, in the Spring, the Company markets a variety of outdoor products and barbecue equipment. In Winter, on the other hand, there are various products that consumers would find attractive for gift giving, such as knife sets and cosmetics.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company currently has four full-time employees. The Company anticipates having three to four teams of three people each over the course of the next twelve months, for a total of 12 people. There will be two full-time administrative employees, two managers, and approximately eight sales staff.

None of the current employees are on strike or are part of a collective bargaining agreement.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company owns assorted booths, tables, advertising and banners. The Company anticipates leasing modest office space in the coming several months, as well as purchasing several trailers for the movement of its products across the country to various home and trade shows.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company depends entirely on the experience, training, knowledge, contacts, and general know-how of its management. The management of the Company has operated as a partnership for over twenty years, and has garnered extensive experience in marketing products, hosting seminars, and recognizing consumer trends. The management of the Company intends to train its sales staff in its winning sales techniques to become a dynamic and effective sales staff.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

None of the Company's products are currently subject to regulation of any kind.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company does not have any subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The Company was incorporated on December 5, 2003, and operated prior to that as a partnership.

There have not been any material mergers or acquisitions to date, nor does the Company anticipate any material mergers or acquisitions, stock splits, consolidations, or recapitalizations in the near future.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	Expected manner of Occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1) Conduct ongoing seminars	Hosting seminars on marketing	Ongoing throughout 2004
(2) Gain exclusive North American distribution for successful product	Reaching licence agreement with Asian company	Within the next 12 months

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

The Company will continue with its ongoing seminars, and does not anticipate not being able to continue conducting the seminars.

If the Company is unable to gain an exclusive distribution contract for a successful product, then the Company may have to carry a wider complement of products to make up for the lost revenue. Such a lost opportunity should not significantly affect the Company's anticipated earning and cash projections.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)
   Total $______________ ($______________ per share)

The Company has not completed its first fiscal year.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

<u>Offering Price Per Share</u>		________________
Net After-Tax Earnings Last Year Per Share	=	___________ (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.
   $______________ ($______________ per share)
   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

December 17, 2003 – 500 shares issued to Bruce Kirk, Director, President and Secretary, at a price of $0.0001 per share as a founder of the Company

March 1, 2004 – 10,999,500 shares issued to Bruce Kirk, Director, President and Secretary, at a price of $0.0001 per share as a founder of the Company and 1,000,000 shares issued to Marion Huff, Chief Operating Officer, at a price of $0.0001 per share as founder of the Company.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 31%

If the minimum is sold: 8%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $1,600,000*

If the minimum is sold: $1,200,000*

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or

other securities thus eliminated would be: Nil. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $Nil .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)
Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9 (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount $	**If Maximum Sold Amount %**
Total Proceeds	$100,000	$500,000

Less: Offering Expenses	100%	$100%
Commissions & Finders Fees		
Legal & Accounting	$3,500	$3,500
Copying & Advertising	$500	$500
Other (Specify):		
Net Proceeds from Offering	$96,000	$496,000
Use of Net Proceeds		
General business expenses such as leasing office space and office equipment	$16,000	$16,000
Purchase of booth and transportation equipment	$30,000	$100,000
Purchase of products	$20,000	$250,000
Salaries of administrative staff	$30,000	$130,000
Total Use of Net Proceeds	$96,000	$496,000

(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

N/A

10 (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

N/A

Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

N/A

11. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceedings of this offering should satisfy the Company's cash requirements. The Company does not anticipate raising any additional funds.

12.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	**As Adjusted**	
	/ / (date)	**Minimum**	**Maximum**
Debt:			
Short-term debt (average interest rate ___%)	$____0_____	$______0____	$_____0_____
Long-term debt (average interest rate ___%)	$_____0_____	$_____0_____	$______0___
Total debt	$_____0____	$______0____	$_____0_____
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)	$_____0____	$____0______	$_____0_____
______________	______0_____	___________	_____0______
___________	___________	___________	______0_____

Common stock — par or stated value	$__no par value_	$_ no par value _	$_ no par value _
Additional paid in capital	$____0_____	$____0_____	$_____0___
Retained earnings (deficit)	$_____0_____	$____0_____	$_____0____
Total stockholders equity (deficit)	$______11,000___ _	$_____111,000__	$___511,000__
Total Capitalization	$____11,000_____ _	$_111,000_	$_511,000_

Number of preferred shares authorized to be outstanding:

None

Number of Class of Preferred	Par Value Shares Authorized	Per Share
		$

Number of common shares authorized: _20,000,000__ shares. Par or stated value per share, if any: $_no par value__

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: ___0____ shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________

[ ] Other: ______________________

15. These securities have:

Yes	No	
[X]	[ ]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Other special rights or preferences (specify): ______________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities:

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe:

____

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

Describe:

____

(4) Is there a trust indenture? [ ] Yes [ ] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No

Describe, including redemption prices:

____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No

Describe:

____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $______0_____
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $_____0_____
How much indebtedness is junior (subordinated) to the securities? $

_______0_____

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Last Fiscal Year

The company was incorporated on December 5, 2003, and has not completed its first fiscal year.

	Actual	Pro Forma Minimum	Maximum
"Earnings" / "Fixed Charges" =	________ / ___	________ / ___	________ / ___
If no earnings show "Fixed Charges" only	________ / ___	________ / ___	________ / ___

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ ___________

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

N/A

Name:	___________	Name:	___________
Address:	___________	Address:	___________
	___________		___________
Telephone No.:	(___) ___________	Telephone No.:	(___) ___________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

N/A

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

N/A

Name:	________	Name:	________
Address:	________	Address:	________
	________		________
Telephone No.:	(___)________	Telephone No.:	(___)________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

N/A

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

N/A

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [X] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

10,000,000 shares issued to Bruce Kirk – these shares are restricted as Mr. Kirk is an affiliate of the Company. These shares are subject to the resale restrictions of Rule 144 of the US Securities Act.

1,000,000 shares issued to Marion Huff – these shares are restricted as Ms. Huff is an affiliate of the Company. These shares are subject to the resale restrictions of Rule 144 of the US Securities Act.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.

Chief Executive Officer: Title: President, Secretary, CEO

Name: Bruce Kirk Age: 60

Office Street Address:
1705-1050 Burrard Street, Vancouver, BC, Canada

Telephone No.: (604)657-9040

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
The Tradeshow Marketing Company Partnership (Partner, Manager and Sales)

Education (degrees, schools, and dates): Bachelor of Arts, University of British Columbia
Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

30.	Chief Operating Officer:	Title: Chief Operating Officer
	Name: Marion Huff	Age: _59________
	Office Street Address: 1705-1050 Burrard Street, Vancouver, BC, Canada	Telephone No.: (604) 657-9040

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
The Tradeshow Marketing Company Partnership (Partner, Manager and Sales)
Education (degrees, schools, and dates): Bachelor of Science, University of Alberta
Also a Director of the Company [ ] Yes [X] No
Indicate amount of time to be spent on Company matters if less than full time:

31.	Chief Financial Officer:	Title: ______________________ ____________
	Name: Peggie-Ann Kirk	Age: 55___________
	Office Street Address: 1705-1050 Burrard Street, Vancouver, BC, Canada	Telephone No.: (604) 657-9040

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
The Tradeshow Marketing Company Partnership (Accounting and Bookkeeping)
Education (degrees, schools, and dates): Bachelor of Arts, Simon Fraser University; Bachelor of Education, University of New Brunswick
Also a Director of the Company [ ] Yes [X] No
Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.
The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: _____One____. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name:
____________________________ Age: ____________
____

Title:
____
_____

Office Street Address: Telephone No.:

_________________________ (___)_______________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No Explain:

Bruce Kirk and Marion Huff were the principal partners in The Tradeshow Marketing Company Partnership for over 20 years prior to incorporating the Company

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

N/A

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company currently does not have key man insurance on its directors or officers.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name	**Address**	**Class of Shares**	**Average Price Per Share**	**No of Shares Now Held**	**% of Total**	**No. of Shares After Offering if All Securities Sold**	**% of Total**
Marion Huff	72	Common	$0.0001	1,000,000	9%	1,000,000	6.3%

	Strickland St. Nanaimo, BC						

Telephone No. (250) 754-8588
Principal occupation: Businessperson

Bruce Kirk	1705-1050 Burrard St. Vancouver BC	Common	$0.0001	10,000,000	91%	10,000,000	62.5%

Telephone No. (604) 657-9040
Principal occupation: Businessperson

Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 11,000,000 shares (100 % of total outstanding)

After offering:
a) Assuming minimum securities sold: 11,000,000 shares (91.7 % of total outstanding)
b) Assuming maximum securities sold: 11,000,000 shares (68.8 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Bruce Kirk and Peggie-Ann Kirk are siblings.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

N/A

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

N/A

	Cash	**Other**
Chief Executive Officer	$	$
Chief Operating Officer		
Chief Accounting Officer		
Key Personnel:		

____

Total:	$___________	$___________
Directors as a group (number of persons)	$___________	$___________

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

(c) If any employment agreements exist or are contemplated, describe:

N/A

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

N/A

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

N/A

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

    There is currently no outstanding litigation past, pending, or threatened.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

N/A

Name of Tax Advisor:

____

____

Address:

____

____

____

Telephone No.

(___)___-

____

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

There are no other material factors.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Financials attached as Exhibit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business

which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The current trend in healthy lifestyles and healthy eating indicate a good opportunity for the Company to market its products geared toward a healthy lifestyle. In addition, there are a number of over-the-counter health products we intend to market toward the baby boom generation which is steadily growing older and will be attracted to such products.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross margin for next year of operations? Approximately ______ %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

N/A

50. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.
Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) **Pro Forma Financial Information.**

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or

subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

PART III — EXHIBITS

Item 1. **Index to Exhibits**

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.
2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.
3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

N/A

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

Attached

(3) *Instruments defining the rights of security holders* —

N/A

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

Attached

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

N/A

(6) *Material contracts*

N/A

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

N/A

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

N/A

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

N/A

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____
____
____
_____
(Underwriter)
By
____
____
____
____

Date
____/____/____

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

Attached

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

N/A

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

N/A

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

N/A

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia on March 15, 2004.

(Issuer) The Tradeshow Marketing Company Ltd.
By (Signature and Title) "Bruce Kirk", President and Secretary
This offering statement has been signed by the following persons in the capacities and on the dates indicated.
(Signature) "Bruce Kirk"
(Title) President and Secretary
(Selling security holder) ____
(Date) _March 15, 2004

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

http://www.sec.gov/divisions/corpfin/forms/1-a.htm
Last update: 12/10/2001

INDEX TO EXHIBITS

THE TRADESHOW MARKETING COMPANY LTD.

FINANCIAL STATEMENTS

(U.S. $)

JANUARY 15, 2004

THE TRADESHOW MARKETING COMPANY LTD.
CONTENTS

JANUARY 15, 2004

LDMB
Advisors Inc.

Chartered
Accountants

6345-197 Street

Langley BC

Canada V2Y 1K8

Telephone:

604.534.3004

Facsimile:

604.534.3449

Email:

mail@ldmb.com

Website:

www.ldmb.com

AUDITORS' REPORT

To the Directors of:
The Tradeshow Marketing Company Ltd.

We have audited the balance sheet of The Tradeshow Marketing Company Ltd. as at January 15, 2004 and the statements of operations, stockholders' equity and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of The Tradeshow Marketing Company Ltd. as at January 15, 2004 and the results of its operations and cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

LDMB Advisors Inc.

Chartered Accountants
Langley, British Columbia
January 28, 2004

THE TRADESHOW MARKETING COMPANY LTD.
BALANCE SHEET
(U.S. $)

AS AT JANUARY 15,		2004
ASSETS		
CURRENT		
Cash and cash equivalents	$	58,379
	$	58,379
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$	7,000
STOCKHOLDERS' EQUITY (Note 3)		
Common stock		
Authorized: 20,000,000 shares, no par value		
Issued: 500 shares		2,000
Common stock subscriptions		56,379
Deficit		(7,000)
		51,379
	$	58,379

APPROVED ON BEHALF OF THE BOARD:

______________________________ Director

______________________________ Director

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.
STATEMENT OF OPERATIONS
(U.S. $)

FOR THE PERIOD ENDED JANUARY 15,		2004
REVENUE	$	-
EXPENSES		
Professional fees		7,000
		7,000
NET LOSS FOR THE PERIOD, BEING DEFICIT	$	(7,000)

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.
STATEMENT OF STOCKHOLDERS' EQUITY
(U.S. $)

FOR THE PERIOD ENDED JANUARY 15, 2004

	Common Shares		Common Share Subscriptions			
	Number of Shares	Amount	Number of Shares	Amount	Deficit	Total Stockholders' Equity
Issue of common stock on organization of Company	500	$ 2,000	-	$ -	$ -	$ 2,000
Common shares subscribed for, not issued	-	-	747,000	74,700	-	74,700
Share subscriptions receivable	-	-	(15,500)	(18,321)	-	(18,321)
Net loss	-	-	-	-	(7,000)	(7,000)
Balance, January 15, 2004	500	$ 2,000	731,500	$ 56,379	$ (7,000)	$ 51,379

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.
STATEMENT OF CASH FLOWS
(U.S. $)

FOR THE PERIOD ENDED JANUARY 15,		2004
CASH FLOWS (USED IN) PROVIDED BY:		
OPERATING ACTIVITIES		
Loss for the period	$	(7,000)
Changes in non-cash working capital balances:		
Accounts payable and accrued liabilities		7,000
		-
FINANCING ACTIVITIES		
Common stock issued		2,000
Common stock subscriptions		56,379
		58,379
INCREASE IN CASH AND CASH EQUIVALENTS		58,379
CASH AND CASH EQUIVALENTS, beginning of period		-
CASH AND CASH EQUIVALENTS, end of period	$	58,379

SUPPLEMENTAL INFORMATION

Cash paid during the period to:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

THE TRADESHOW MARKETING COMPANY LTD.
NOTES TO THE FINANCIAL STATEMENTS

JANUARY 15, 2004

1. NATURE OF BUSINESS

The Company is incorporated under the laws of the state of Nevada. The Company has not yet commenced operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below:

(a) Foreign currencies

The functional currency of the Company is the United States dollar. Transactions in foreign currencies are translated into United States dollars at the rates in effect on the transaction date. Exchange gains or losses arising on translation or settlement of foreign currency denominated monetary items are included in the statement of operations.

(b) Financial instruments

The Company's financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities.

Management is of the opinion that the Company is not subject to significant interest, currency or credit risks on the financial instruments included in these financial statements. The fair market values of these financial instruments approximate their carrying values.

(c) Income taxes

Deferred income taxes have been recorded for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts using enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances reduce deferred tax assets to the amount expected to be realized.

(d) Cash and cash equivalents

The Company's cash and cash equivalents consist of cash on hand. Foreign currencies are converted to United States dollars at the exchange rate in effect at the balance sheet date.

3. STOCKHOLDERS' EQUITY

During the period ended January 15, 2004, the Company issued 500 common shares on incorporation. A further 747,000 common shares were subscribed for but not issued for proceeds of $74,700 of which $18,321 was not received at January 15, 2004. This amount has been deducted from total stockholders' equity.

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **THE TRADESHOW MARKETING COMPANY LTD.,** did on **December 5, 2003** file in this office the original Articles of Incorporation; that said Articles are now on *file and of record in the office of the Secretary of State of the State of Nevada*, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on **December 8, 2003.**

DEAN HELLER
Secretary of State

By

ATTACHMENT
TO
ARTICLES OF INCORPORATION
OF
THE TRADESHOW MARKETING COMPANY LTD.
a Nevada corporation

The following provisions are hereby incorporated in Nevada Secretary of State Form 78 Articles 2003 (the "Form") for THE TRADESHOW MARKETING COMPANY LTD., a Nevada corporation as a part thereof.

With respect to Article 3 of the Form, the following provisions are added:

Section 3.1. All of the shares of stock shall be of the same class, without preference or distinction.

Section 3.2. The capital stock of the Corporation, after the amount of capital has been paid in money, property or services, as the board of directors shall determine, shall not be subject to assessment to pay the debts of the Corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed and the articles of incorporation shall not be amended in this respect.

Section 3.3. Cumulative voting by any shareholder is denied.

Section 3.4. No shareholder shall, by reason of holding shares of any class of stock, have any preemptive or preferential right to purchase or subscribe for any shares of any class of stock now or hereafter authorized or any notes, debentures or bonds convertible into or carrying options or warrants to purchase shares of any class of stock now or hereafter authorized, whether or not the issuance of any shares, notes, debentures or bonds would adversely affect the dividend or voting rights of the shareholder.

ARTICLE 8

In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by Chapter 78 of the Nevada Revised Statutes or other statutes or laws of the State of Nevada, the board of directors is expressly authorized: (i) to make, amend, alter, or repeal the bylaws of the Corporation; (ii) to provide indemnification of directors, officers, employees, agents, and other persons to the fullest extent permitted by law through bylaw provisions, agreements with the indemnitees, vote of shareholders or disinterested directors or otherwise; and (iii) to fix and determine designations, preferences, privileges, rights, and powers and relative, participating, optional, or other special rights, qualifications, limitations, or restrictions on the capital stock of the Corporation as provided by Nev. Rev. Stat. §§78.195 and 78.196, unless otherwise provided herein.

ARTICLE 9

No director or officer of the Corporation will be liable to the Corporation or its stockholders for damages for breach of fiduciary duty as an officer or director, excepting only (a) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law; or (b) the payment of dividends in violation of Nev. Rev. Stat. §78.300. No amendment or repeal of this Article 9 applies to or has any effect on the liability or alleged liability of any officer or director of this Corporation for or with respect to any acts or omissions of the director or officer occurring prior to the amendment or repeal, except as otherwise required by law.

ARTICLE 10

The provision of Nev. Rev. Stat. §§ 78.378 to 78.3793, inclusive, do not apply to the Corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. Further, the Corporation expressly elects not to be governed by Nev. Rev. Stat. §§ 78.411 to 78.444, inclusive.

[END OF ATTACHMENT TO
ARTICLES OF INCORPORATION OF
THE TRADESHOW MARKETING COMPANY LTD.]

STATE OF NEVADA
Secretary of State
I hereby certify that this is a true and complete copy of the document as filed in this office.

DEC 0 8 2003

Dean Heller

By Patricia Isaman

BYLAWS

Bylaws for the regulation, except as otherwise provided by statute or its Articles of Incorporation
of
THE TRADESHOW MARKETING COMPANY LTD.
a Nevada corporation

ARTICLE I. OFFICES.

Section 1. PRINCIPAL EXECUTIVE OFFICE. The principal executive office of the corporation shall be fixed and located at 241 Ridge Street, 4th Floor, Reno, Nevada 89501. The Board of Directors (hereinafter the "Board") is granted full power and authority to change said principal executive office from one location to another within or without the State of Nevada. Any such change shall be noted in the Bylaws opposite this Section or this Section may be amended to state the new location.

Section 2. OTHER OFFICES. Branch or subordinate offices may be established at any time by the Board at any place or places.

ARTICLE II. STOCKHOLDERS.

Section 1. PLACE OF MEETINGS. Meetings of stockholders shall be held either at the principal executive office of the corporation or at any other place within or without the State of Nevada which may be designated by the Board.

Section 2. ANNUAL MEETINGS. The annual meetings of stockholders shall be held on such date and at such time as may be fixed by the Board. At such meetings, directors shall be elected and any other proper business may be transacted.

Section 3. SPECIAL MEETINGS. Special meetings of the stockholders may be called at any time by the Board, the Chairman of the Board or the President. Upon request in writing to the Chairman of the Board, the President, any Vice President or the Secretary by any person (other than the Board) entitled to call a special meeting of stockholders, the officer forthwith shall cause notice to be given to the stockholders entitled to vote that a meeting will be held at a time requested by the person or persons calling the meeting, not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, the persons entitled to call the meeting may give the notice.

Section 4. NOTICE OF ANNUAL OR SPECIAL MEETING. Written notice of each annual or special meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote thereat. Such notice shall state the place, date and hour of the meeting and in the case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice must be signed by the President, or any Vice-President, Secretary or any Assistant Secretary. Except as otherwise expressly required by law, notice of any adjourned meeting of the stockholders need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken.

Notice of a stockholders' meeting shall be given either personally or by mail or by other means of written communication, addressed to the stockholder at the address of such stockholder appearing on the books of the corporation or given by the stockholder to the corporation for the purpose of notice. Notice by mail shall be deemed to have been given at the time a written notice is deposited in the United States' mail, postage prepaid. Any other written notice shall be deemed to have been given at the time it is personally delivered to the recipient or is delivered to a common carrier for transmission, or actually transmitted by the person giving the notice by electronic means, to the recipient.

Section 5. NOTICE OF BUSINESS. At any meeting of stockholders, only such business shall be conducted as shall have been brought before the meeting (a) by or at the direction of the Board, or (b) by a stockholder of record entitled to vote at such meeting who complies with the notice procedures set forth in this Section. For business to be properly brought before a meeting by such a stockholder, the stockholder shall have given timely notice thereof in writing to the Secretary of the corporation. To be timely, such notice shall be delivered to or mailed and received at the principal executive office of the corporation not less than thirty days nor more than ninety days prior to the meeting; provided, however, that in the event that less than forty days' notice of the date of the meeting is given by the corporation, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or otherwise given. Such stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the meeting (a) a brief description of the business desired to be brought before the meeting, and in the event that such business includes a proposal to amend either the Articles of Incorporation or the Bylaws of the corporation, the language of the proposed amendment, (b) the name and address of the stockholder proposing such business, (c) the class and number of shares of stock of the corporation which are owned by such stockholder, and (d) any material personal interest of such stockholder in such business. If notice has not been given pursuant to this Section, the Chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that the proposed business was not properly brought before the meeting, and such business may not be transacted at the meeting.

Section 6. NOTICE OF BOARD CANDIDATE. At any meeting of stockholders, a person may be a candidate for election to the Board only if such person is nominated (a) by or at the direction of the Board, (b) by any nominating committee or person appointed by the Board, or (c) by a stockholder of record entitled to vote at such meeting who complies with the notice procedures set forth in this Section. To properly nominate a candidate, a stockholder shall give timely notice of such nomination in writing to the Secretary of the corporation. To be timely, such notice shall be delivered to or mailed and received at the principal executive office of the corporation not less than thirty days nor more than ninety days prior to the meeting; provided, however, that in the event that less than forty days' notice of the date of the meeting is given by the corporation, notice of such nomination to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or otherwise given. Such stockholder's notice to the Secretary shall set forth (a) as to each person whom the stockholder proposes to nominate (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of stock of the corporation which are owned by the person, and (iv) any other information relating to the person that would be required to be disclosed in a solicitation of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934; and (b) as to the stockholder giving the notice (i) the name and address of such stockholder and (ii) the class and number of shares of stock of the corporation owned by such stockholder. The corporation may require such other information to be furnished respecting any proposed nominee as may be reasonably necessary to determine the eligibility of such proposed nominee to serve as a director of the corporation. No person shall be eligible for election by the stockholders as a director at any meeting unless nominated in accordance with this Section.

Section 7. QUORUM AND ADJOURNMENT. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for holding all meetings of stockholders, except as otherwise provided by applicable law or by the Articles of Incorporation; provided, however, that the stockholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum. If it shall appear that such quorum is not present or represented at any meeting of stockholders, the Chairman of the meeting shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. The Chairman of the meeting may determine that a quorum is present based upon any reasonable evidence of the presence in person or by proxy of stockholders holding a majority of the outstanding votes, including without limitation, evidence from any record of stockholders who have signed a register indicating their presence at the meeting.

Section 8. VOTING. In all matters except the election of Directors, when a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of applicable law or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question. Such vote may be viva voce or by written ballot; provided, however, that the Board may, in its discretion, require a written ballot for any vote, and further provided that all elections for directors must be by written ballot upon demand made by a stockholder at any election and before the voting begins.

Unless otherwise provided in the Articles of Incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder.

Notwithstanding the foregoing, at all elections of Directors of the corporation, each stockholder shall be entitled to as many votes as shall be equal to the number of such stockholder shares of capital stock entitled to vote multiplied by the number of Directors to be elected, and such stockholder, in his, her, or its sole discretion, may cast all or such votes for a single Director or may cast such votes among several Directors.

Section 9. RECORD DATE. The Board may fix, in advance, a record date for the determination of the stockholders entitled to notice of any meeting or to vote or entitled to receive payment of any dividend or other distribution, or any allotment of rights, or to exercise rights in respect of any other lawful actions. The record date so fixed shall be not more than sixty (60) days nor less than ten (10) days prior to the date of the meeting nor more than sixty (60) days prior to any other action.

Section 10. CONSENT OF ABSENTEES; WAIVER OF NOTICE. The transactions of any meeting of stockholders, however called and noticed, and wherever held, are as valid as though had a meeting been duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice, or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Neither the business to be transacted at nor the purpose of any regular or special meeting of stockholders need be specified in any written waiver of notice.

Section 11. PROXIES. Every person entitled to vote shares has the right to do so either in person or by one or more persons authorized by a written proxy executed by such stockholder and filed with the Secretary. Any proxy duly executed is not revoked and continues in full force and effect until revoked by the person executing it prior to the vote pursuant thereto by a writing delivered to the corporation stating that the proxy is revoked or by a subsequent proxy executed by, or by attendance at the meeting; provided, however, that no proxy shall be valid after expiration of three (3) years from the date of its execution unless otherwise provided in the proxy.

Section 12. JUDGES OF ELECTION. The Board may appoint a Judge or Judges of Election for any meeting of stockholders. Such Judges shall decide upon the qualification of the voters and report the number of shares represented at the meeting and entitled to vote, shall conduct the voting and accept the votes and when the voting is completed shall ascertain and report the number of shares voted respectively for and against each position upon which a vote is taken by ballot. The Judges need not be stockholders, and any officer of the corporation may be a Judge on any position other than a vote for or against a proposal in which such person shall have a material interest.

Section 13. STOCKHOLDER LISTS. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or at the place of the meeting, and the list shall also be available at the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

ARTICLE III. DIRECTORS.

Section 1. POWERS. Subject to the limitations of the Articles of Incorporation or these Bylaws or the Nevada Revised Statutes, Chapter 78, relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board. The Board may delegate the management of the day-to-day operation of the business of the corporation to management or other persons provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the Board shall have the following powers in addition to the other powers enumerated in these Bylaws:

(a) To select and remove all the other officers, agents and employees of the corporation, prescribe the powers and duties for them as may not be inconsistent with law, with the Articles of Incorporation or these Bylaws and fix their compensation.

(b) To conduct, manage and control the affairs and business of the corporation and to make such rules and regulations therefor not inconsistent with law, or with the Articles of Incorporation or these Bylaws, as they may deem best.

(c) To adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and such certificates from time to time as in their judgment they may deem best.

(d) To authorize the issuance of shares of stock of the corporation from time to time, upon such terms and for such consideration as may be lawful.

(e) To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefor.

Section 2. NUMBER OF DIRECTORS. The authorized number of directors of the corporation shall be fixed from time to time by resolution adopted by the Board.

Section 3. ELECTION AND TERM OF OFFICE. Directors shall be elected at the annual meeting of stockholders and each director shall hold office until his successor is elected and qualified or until his death, retirement, earlier resignation or removal.

Section 4. VACANCIES. Any director may resign effective upon giving written notice to the Chairman of the Board, the President, Secretary or the Board, unless the notice specifies a later time for the effectiveness of such resignation. Vacancies in the Board may be filled by the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his or her successor is elected at an annual or special meeting of the stockholders.

Section 5. PLACE OF MEETING. Regular or special meetings of the Board shall be held at any place designated from time to time by the Board. In the absence of such designation, regular meetings shall be held at the principal executive office of the corporation.

Section 6. REGULAR MEETINGS. Regular meetings of the Board shall be held without call at such dates, times and places as the Board may establish from time to time. Call and notice of all regular meetings of the Board are hereby dispensed with.

Section 7. SPECIAL MEETINGS. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairman of the Board, the President or the Secretary or by any two (2) directors.

Special meetings of the Board shall be held upon four (4) days' written notice or forty-eight (48) hours' notice given personally or by telephone, telegraph, telex or other similar means of communication. Any such notice shall be addressed or delivered to each director at such director's address as it is shown upon the records of the corporation or as may have been given to the corporation by the director for purposes of notice or, if such address is not shown on such records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held.

Notice by mail shall be deemed to have been given at the time a written notice is deposited in the United States mails, postage prepaid. Any other written notice shall be deemed to have been given at the time it is personally delivered to the recipient or is delivered to a common carrier for transmission or actually transmitted by the person giving the notice by electronic means, to the recipient. Oral notice shall be deemed to have been given at the time it is communicated, in person or by telephone or wireless, to the recipient or to a person at the office of the recipient who the person giving the notice has reason to believe will promptly communicate it to the recipient.

Section 8. QUORUM. A majority of the whole Board shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number be required by law or by the Articles of Incorporation. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action is approved by at least a majority of the required quorum for such meeting.

Section 9. PARTICIPATION IN MEETINGS BY CONFERENCE TELEPHONE. Members of the Board may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another.

Section 10. WAIVER OF NOTICE. The transactions of any meeting of the Board, however called and noticed, and wherever held, are as valid as though had a meeting been duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 11. ADJOURNMENT. A majority of the directors present, whether or not a quorum is present, may adjourn any directors' meeting to another time and place. Notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place be fixed at the meeting adjourned. If the meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of the adjournment.

Section 12. FEES AND COMPENSATION. Directors and members of committees may receive such compensation, if any, for their services, and such reimbursement for expenses, as may be fixed or determined by the Board.

Section 13. ACTION WITHOUT MEETING. Any action required or permitted to be taken by the Board or committee thereof may be taken without a meeting if all members of the Board or committee shall individually or collectively consent in writing to such action. Such consent or consents shall have the same effect as a unanimous vote of the Board or committee and shall be filed with the minutes of the proceedings of the Board or committee.

Section 14. COMMITTEES. The Board may appoint one (1) or more committees, each consisting of two (2) or more directors, and delegate to such committees any of the authority of the Board except with respect to:

(i) The approval of any action for which the Nevada Revised Statutes, Chapter 78, also requires stockholders approval or approval of the outstanding shares;

(ii) The filling of vacancies on the Board or in any committee;

(iii) The fixing of compensation of the directors for serving on the Board or on any committee;

(iv) The amendment or repeal of Bylaws or the adoption of new Bylaws;

(v) The amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable;

(vi) The appointment of other committees of the Board or the members thereof.

Any such committee must be appointed by resolution adopted by a majority of the whole board of directors and may be designated an Executive Committee or by such other name as the Board shall specify. The Board shall have the power to prescribe the manner in which the proceedings of any such committee shall be conducted. In the absence of any such prescription, such committee shall have the power to prescribe the manner in which its proceedings shall be conducted. Unless the Board or such committee shall otherwise provide, the regular and special meetings and other actions of any such committee shall be governed by the provisions of this Article applicable to meetings and actions of the Board. Minutes shall be kept of each meeting of each committee.

Section 15. RIGHTS OF INSPECTION. Every director shall have the absolute right at any reasonable time to inspect and copy all the books, records and documents of every kind and to inspect physical properties of the corporation and also of its subsidiary corporations, domestic or foreign. Such inspection by a director may be made in person or by agent or attorney and includes the right to copy and obtain extracts.

Section 16. ADVISORY DIRECTORS. The Board of Directors may appoint such additional advisory directors (by whatever name designated) to advise the Board on such matters and in such fashion as the Board may from time to time request. Such advisory directors shall be entitled to notice of, and to attend, regular and special meetings of the Board, but shall not be entitled to vote at such meetings and may be appointed or removed at the pleasure of the Board. Such advisory directors shall not be deemed to be regular members of the Board of Directors or employees of the corporation for any purpose whatsoever.

ARTICLE IV. OFFICERS.

Section 1. OFFICERS. The officers of the corporation shall be a Chairman of the Board, a Chief Executive Officer, a President, a Secretary, a Chief Financial Officer, a Controller, and a Treasurer. The corporation may also have, at the discretion of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more Financial Officers, and such other officers as may be elected or appointed in accordance with the provisions of Section 2 of this Article.

Section 2. APPOINTMENT OF OFFICERS. The officers of the corporation shall be appointed by the Board of Directors. Each of these officers shall hold office for such period and shall have such authority and perform such duties as are prescribed by these Bylaws or determined from time to time by the Board of Directors.

Section 3. REMOVAL AND RESIGNATION. Any officer may be removed, with or without cause, by the Board of Directors at any time or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board. Any such removal shall be without prejudice to the rights, if any, of the officer under any contract of employment of the officer.

Any officer may resign at any time by giving written notice to the corporation, but without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 4. VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in these Bylaws for regular election or appointment to such office.

Section 5. CHAIRMAN OF THE BOARD. The Chairman of the Board shall preside at all meetings of the stockholders and at all meetings of the Board and shall have such other powers and duties as may from time to time be assigned by the Board.

Section 6. CHIEF EXECUTIVE OFFICER. The Chief Executive Officer, subject to the control of the Board, the committees of the Board and the Chairman of the Board, is the general manager of the corporation. The Chief Executive Officer shall have supervising authority over and may exercise general executive power concerning the supervision, direction and control of the business and officers of the corporation, with the authority from time to time to delegate to the President and other officers such executive powers and duties as the Chief Executive Officer may deem advisable. In the absence of the Chairman of the Board, the Chief Executive Officer shall preside at all meetings of the Board and the stockholders.

Section 7. PRESIDENT. The President is the chief operating officer of the corporation and, subject to the control of the Board, the committees of the Board, the Chairman of the Board and the Chief Executive Officer, has supervisory authority over and may exercise general executive powers concerning the operations, business and subordinate officers of the corporation, with the authority from time to time to delegate to other officers such executive powers and duties as the President may deem advisable. In the absence of the Chairman of the Board and the Chief Executive Officer, the President shall preside at all meetings of the stockholders and at all meetings of the Board. The President has the general powers and duties of management usually vested in the office of President of a corporation and such other powers and duties as may be prescribed by the Board.

Section 8. VICE PRESIDENTS. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board or, if not ranked, the Vice President designated by the Board, shall perform all duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time tc time may be prescribed for them respectively by the Board.

Section 9. SECRETARY. The Secretary shall keep or cause to be kept, at the principal executive office and such other place as the Board may order, a book of minutes of all meetings of stockholders, the Board and its committees, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Board and committee meetings, and the number of shares present or represented at stockholders' meetings, and the proceedings thereof. The Secretary shall keep, or cause to be kept, a copy of the Bylaws of the corporation at the principal executive office or business office.

The Secretary shall keep, or cause to be kept, at the principal executive office a share register, or a duplicate share register, showing the name of the stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board and of any committees thereof required by these Bylaws or by law to be given, shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board.

Section 10. CHIEF FINANCIAL OFFICER. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation. The books of account shall at all times be open to inspection by any director.

The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board. The Chief Financial Officer shall disburse the funds of the corporation as may be ordered by the Board, shall render to the Chief Executive Officer, the President and directors, whenever they request it, an account of all transactions as Chief Financial Officer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board.

The Financial Officer or Officers, who are subordinate to the Chief Financial Officer, if any, shall, in the absence or disability of the Chief Financial Officer, or at his request, perform his duties and exercise his powers and authority, and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 11. CONTROLLER. The Controller shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and surplus shares. The Controller is responsible for the formulation of the corporation's accounting policies, procedures and practices, and the preparation of the corporation's financial reports. The Controller shall establish and administer a plan for the financial control of the corporation and compare performance with that plan. The Controller shall have such other powers and duties as the Board of Directors may from time to time prescribe.

Section 12. TREASURER. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board, shall render to the Chief Executive Officer, the President and directors, whenever they request it, an account of all transaction as Treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board.

ARTICLE V. STOCK.

Section 1. FORM OF STOCK CERTIFICATE. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a Vice-President, and by the Chief Financial Officer or a subordinate Financial Officer, or the Secretary or an Assistant Secretary certifying the number of shares owned in the corporation. Any or all of the signatures on the certificate may be a facsimile signature. If any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of the issuance.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock. Except as otherwise provided in Section 78.195 of Nevada Revised Statutes, Chapter 78, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Section 2. TRANSFERS OF STOCK. Upon surrender of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 3. LOST, STOLEN OR DESTROYED CERTIFICATES. The Board may direct a new certificate or certificates be issued in place of any certificate theretofore issued alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board may, in its discretion and as a condition precedent to the issuance, require the owner of such certificate or certificates, or such person's legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the lost, stolen or destroyed certificate.

Section 4. REGISTERED STOCKHOLDERS. The corporation shall be entitled to treat the holder of record of any share or shares of stock of the corporation as the holder in fact thereof and shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided by applicable law.

ARTICLE VI. OTHER PROVISIONS.

Section 1. ENDORSEMENT OF DOCUMENTS; CONTRACTS. Subject to the provisions of applicable law, any note, mortgage, evidence of indebtedness, contract, share certificate, conveyance or other instrument in writing and any assignment or endorsements thereof executed or entered into between the corporation and any other person, when signed by the Chairman of the Board, the President or any Vice President and the Secretary, any Assistant Secretary, the Chief Financial Officer or any Assistant Chief Financial Officer of the corporation shall be valid and binding on the corporation in the absence of actual knowledge on the part of the other person that the signing officers had no authority to execute the same. Any such instruments may be signed by any other person or persons and in such manner as from time to time shall be determined by the Board, and, unless so authorized by the Board, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or amount.

Section 2. REPRESENTATION OF SHARES OF OTHER CORPORATIONS. The Chairman, the Chief Executive Officer, the President, any Vice President, Secretary or any other officer or officers authorized by the Board or the Chairman are each authorized to vote, represent and exercise on behalf of the corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the corporation. The authority herein granted may be exercised either by any such officer or by any other person authorized so to do by proxy or power of attorney duly executed by said officer.

Section 3. SEAL. It shall not be necessary to the validity of any instrument executed by any authorized officer or officers of the corporation that the execution of such instrument be evidenced by the corporate seal, and all documents, instruments, contracts and writings of all kinds signed on behalf of the corporation by any authorized officer or officers shall be as effectual and binding on the corporation without the corporate seal, as if the execution of the same had been evidenced by affixing the corporate seal thereto. The Board may give general authority to any officer to affix the seal of the corporation and to attest the affixing by signature.

Section 4. FISCAL YEAR. The fiscal year of the corporation shall be fixed by resolution of the Board.

Section 5. DIVIDENDS. Dividends on the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board at any regular or special meeting, pursuant to law, and may be paid in cash, in property or in shares of capital stock.

Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall determine to be in the best interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE VII. INDEMNIFICATION

Section 1. RIGHT TO INDEMNIFICATION. Each person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the corporation to the fullest extent permitted by the laws of Nevada as the same exist or may hereafter be amended (but in the case of such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said laws permitted the corporation to provide prior to such amendment) against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement and amounts expended in seeking indemnification granted to such person under applicable law, this bylaw or any agreement with the corporation) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 2 of this Article, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was initiated or authorized by one or more members of the Board of Directors of the corporation. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Nevada Revised Statutes, Chapter 78, so requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. In no event shall anything herein contained be so construed as to permit the Board to authorize payment of, or the corporation to pay, any amounts for any purpose where the director or officer was engaged in any action or activity known to him or her while so engaged to be unlawful, nor any action or activity constituting willful misfeasance, bad faith, gross negligence, or reckless disregard of his or her duties and obligations to the corporation and the stockholders. The rights set forth herein shall not be exclusive of other right to which any director or officer may be entitled as a matter of law. The corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the corporation with the same scope and effect as the foregoing indemnification of directors and officers.

Section 2. RIGHT OF CLAIMANT TO BRING SUIT. If a claim under Section 1 of this Article is not paid in full by the corporation within thirty days after a written claim has been received by the corporation, the claimant may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the corporation) that the claimant has failed to meet a standard of conduct which makes it permissible under Nevada law for the corporation to indemnify the claimant for the amount claimed. Neither the failure of the corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances because he or she has met such standard of conduct, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such standard of conduct, shall be a defense to the action or create a presumption that the claimant has failed to meet such standard of conduct.

Section 3. NON-EXCLUSIVITY OF RIGHTS. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Incorporation, Bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 4. INSURANCE. The corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the corporation would have the power to indemnify such person against such expense, liability or loss under Nevada law.

Section 5. EXPENSES AS A WITNESS. To the extent that any director, officer, employee or agent of the corporation is by reason of such position, or a position with another entity at the request of the corporation, a witness in any action, suit or proceeding, he or she shall be indemnified against all costs and expenses actually and reasonably incurred by him or her or on his or her behalf in connection therewith.

Section 6. INDEMNITY AGREEMENTS. The corporation may enter into indemnity agreements with the persons who are members of its Board of Directors from time to time, and with such officers, employees and agents as the Board may designate, such indemnity agreements to provide in substance that the corporation will indemnify such persons to the full extent contemplated by this Article.

Section 7. EFFECT OF AMENDMENT. Any amendment, repeal or modification of any provision of this Article VII by the stockholders and the directors of the corporation shall not adversely affect any right or protection of a director or other of the corporation existing at the time of the amendment, repeal or modification.

ARTICLE VIII. AMENDMENTS.

These Bylaws may be altered, amended, or repealed at any regular meeting of the stockholders (or at any special meeting thereof duly called for the purpose) by a majority vote of the shares represented and entitled to vote at such meeting; provided that in the notice of such special meeting, notice of such purpose shall be given. Subject to the laws of the State of Nevada, the Board of Directors may, by majority vote of those present at any meeting at which a quorum is present, amend these Bylaws, or enact such other Bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of the Corporation.

END OF DOCUMENT.

CERTIFICATE OF SECRETARY

OF

THE TRADESHOW MARKETING COMPANY LTD.

a Nevada corporation

I hereby certify that I am the duly elected and acting Secretary of THE TRADESHOW MARKETING COMPANY LTD., a Nevada corporation, and that the foregoing Bylaws, comprising 22 pages, constitute the Bylaws of said corporation as duly adopted by the Board of Directors on the 17th day of December, 2003.

Bruce Arthur Kirk

Bruce Arthur Kirk
Secretary

SUBSCRIPTION AGREEMENT

BETWEEN:

TRADESHOW MARKETING COMPANY LTD., a company incorporated and registered in Nevada, with a British Columbia office at 1705-1050 Burrard St. Vancouver B.C., V6Z 2S3.

(the "Company")

AND:

The undersigned party wishing to subscribe for shares (the "Shares") to be created and issued by the Company.

(the "Subscriber")

WHEREAS:

A. The principal business of the Company is direct sales and marketing at tradeshows.

B. The Subscriber wishes to subscribe for that number of Shares set forth in Schedule "A" to this Agreement at the Subscription Price (as hereinafter defined) and upon the terms and conditions set forth in this Agreement.

C. WHEREAS, this Agreement and the transactions contemplated hereby have been approved by all necessary action on the part of the Company and the Subscriber.

NOW THEREFORE in consideration of the mutual representations, warranties, covenants and agreements hereinafter set forth, and intending to be legally bound hereby, the Company and the Subscriber agree as follows:

PART 1
INTERPRETATION

Captions and Section Numbers

1.01 The captions and section numbers appearing in this Agreement are inserted for convenience of reference only and in no way define, limit, construe or describe the scope or intent of this Agreement nor in any way affect this Agreement.

Governing Law

1.02 This Agreement and all matters arising hereunder shall be governed by, construed and enforced in accordance with the laws of British Columbia and all disputes hereunder will be referred to the Courts of British Columbia.

Number and Gender

1.03 In this Agreement, wherever the context requires, words importing the singular number only will include the plural and vice versa, words importing the masculine gender will include the feminine and neuter genders and words importing persons will include firms and corporations and vice versa.

References

1.04 Unless otherwise stated, a reference in this Agreement to a numbered or lettered part, section, paragraph, clause or schedule refers to the part, section, paragraph, clause or schedule bearing that number or letter in or attached to this Agreement.

Severability of Clauses

1.05 If any covenant or other provision of this Agreement is invalid, illegal or incapable of being enforced by reason of any rule of law or public policy such covenant or other provision will be severed, all other conditions and provisions of this agreement shall, nevertheless, remain in full force and effect and no covenant or provision will be deemed dependent upon any other covenant or provision unless so expressed herein.

PART 2
SUBSCRIPTION FOR SHARES

Subscription

2.01 The Subscriber hereby subscribes for that number of Shares to be issued by the Company as set forth in Schedule "A".

Payment to the Company

2.02 Payment of the Aggregate Subscription Price for Shares is to be made to the Company by certified cheque or bank draft and is delivered herewith. The Company undertakes to hold the Subscription Price until it may be released pursuant to the provisions of section 2.06.

Acceptance

2.03 The Subscriber acknowledges that this subscription is subject to acceptance by the Company and that the Company has complete discretion in accepting or rejecting this subscription. The Subscriber agrees that this subscription is given for valuable consideration and cannot be withdrawn or revoked by the Subscriber except in accordance with the terms of this Agreement.

Issuance of Shares

2.04 Upon acceptance of the Subscriber's subscription, the Company agrees to create the Shares within 90 days or as soon as possible of the Closing of Subscriptions and thereafter to issue to the Subscriber certificates for that number of Shares in the capital of the Company that comprise the number of Shares subscribed for by the Subscriber.

Minimum Offering

2.05 The Offering is conditional upon the Company obtaining the Minimum Offering, and the Company will cancel the Offering and return the Subscription Price if the Company does not receive subscriptions in an aggregate amount equal to the Minimum Offering.

Release of Funds

2.06 Notwithstanding section 2.07, upon the Company obtaining subscriptions of an aggregate amount equal to the Minimum Offering, the Subscription Price that was paid to the Company pursuant to section 2.02 shall be released from the undertaking given in section 2.02 and shall be available for use by the Company for its corporate purposes.

Revocation

2.07 Notwithstanding the provisions of section 2.06, if the Shares are not issued within 90 days of the Closing of Subscriptions, this subscription may be revoked by the Subscriber. Such revocation must be in writing, executed by the Subscriber in the same manner as this Agreement, and delivered to the Company at the address set out below. Within 14 days of receipt of a notice of revocation, the Company will return or cause to be returned to the Subscriber the Subscription Price paid pursuant to section 2.02.

Indemnification

2.08 The Subscriber shall indemnify, defend and hold harmless the Company, and any officers, employees, shareholders, partners, agents, directors or controlling persons of the Company (collectively the "Indemnified Parties" and individually an "Indemnified Party") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, against losses, liabilities and expenses of each Indemnified Party (including attorneys' fees, judgments, fines and amounts paid in settlement, payable as incurred) incurred by such person or entity in connection with such action, arbitration, suit or proceeding, by reason of or arising from (i) any misrepresentation or misstatement of facts or omission to represent or state facts made by the Subscriber, including, without limitation, the information in this Subscription Agreement, or (ii) litigation or other proceeding brought by the Subscriber against one or more Indemnified Party wherein the Indemnified Party is the prevailing party.

PART 3
REPRESENTATIONS, WARRANTIES AND COVENANTS

Representations, Warranties and Covenants of Company

3.01 The Company hereby represents and warrants to and covenants with the

Subscriber that the Shares delivered to the Subscriber will, at the time of delivery to the Subscriber, be duly created and validly issued.

Representations, Warranties and Covenants of Subscriber

3.02 The Subscriber hereby represents, warrants to and covenants with the Company that:

(a) The Subscriber is purchasing the Shares as principal for his own account and not for the benefit of any other person,

(b) The Subscriber understands that a public offering of Common Shares may be conducted should the Company's directors deem such an offering to be in the best interests of the Company and covenants and agrees that:

(i) the Subscriber will execute and deliver any escrow or pooling agreement which may be required by any securities regulatory authority as a condition of issuing a receipt for the Company's prospectus or a listing of the Company's shares on a stock exchange and will abide by the terms and conditions of any such agreement, and

(ii) Concurrently with execution and delivery of the aforesaid escrow or pooling agreements, the Subscriber will deliver any certificates representing Common Shares issued to the Subscriber to the trustee appointed by the Company to hold such Common Shares in accordance with the terms and conditions of such pooling agreements,

(c) If the Subscriber is an individual, the Subscriber must have attained the age of majority and has legal capacity and competence to execute this Agreement. If the Subscriber is a corporation, the Subscriber must have the legal capacity and competence to execute this Agreement and all necessary resolutions, and authorizations have been given to authorize the execution and delivery of this Agreement by the Subscriber, and

(d) The Subscriber is resident in Canada or the United States.

PART 4
GENERAL PROVISIONS

Time

4.01 Time is of the essence of this Agreement and of every part hereof.

Notices

4.02 Unless otherwise provided, any notice, payment or other communication to a party under this Agreement may be made, given or served by registered mail postage prepaid and addressed as follows

(a) If to the Subscriber, to the address set out in Schedule "A", and

If to the Company, to:

TRADESHOW MARKETING COMPANY LTD.
1705 1050 Burrard
Vancouver B.C.
V6Z 2S3 Canada

Any notice, payment or other communication so mailed shall be deemed to have been given or served on the fifth business day following its mailing. In the event of a postal strike affecting mail delivery, any notice by mail shall be deemed to have been given when actually received. Written notices may also be delivered personally to the parties at the addresses shown above and shall be deemed to have been given on the day received. Each party may change its address for service at any time by providing notice in writing of such change to the other party in accordance herewith.

Entire Agreement

4.03 This Agreement constitutes the entire agreement between the parties and supersedes all previous agreements or understandings between the parties in any way relating to the subject matter hereof. It is expressly understood and agreed that the Company has made no representations, inducements, warranties or promises concerning this Agreement or the matters referred to herein which are not embodied in the Agreement.

Assignment

4.04 This Agreement may not be assigned by the Company or the Subscriber.

Effective Date

4.05 This Agreement will be dated for reference and will be effective from and after the date of execution of this Agreement by the Company.

Binding Agreement

4.06 This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives and successors.

Counterparts

4.07 This Agreement may be signed in counterparts.

IN WITNESS WHEREOF this Agreement has been executed by the Company and the Subscriber on the dates hereinafter set forth.

TRADESHOW MARKETING COMPANY LTD.

Signed, Sealed and Delivered by the Subscriber on the _____day of________, 2004

____
Authorized Signatory

IF THE SUBSCRIBER IS AN INDIVIDUAL

Signed, Sealed and Delivered by the Subscriber on the _____day of________, 2004

____
Name

____
Address

____

____

____
Occupation:

IF THE SUBSCRIBER IS A CORPORATION

____
Name of Corporation – **Please Print**

____
Signature of Witness

____
Signature of Authorized Officer - Name **Please Print**

SCHEDULE "A"

Particulars of Subscription for Shares to be issued by

TRADESHOW MARKETING COMPANY LTD.

1. Shares subscribed for ______________________________

2. Subscription Price per Share: $0.10USD

3. Aggregate Subscription Price ______________________________

4. Names and Address of Subscriber ______________________________

(a) If an Individual:

____
Full name - **Please Print**

____
Residential Address

____

____

____
Occupation

(b) If a Corporation:

____
Full name - **Please Print**

____
Head Office Address

____

____

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: - Form 1-A

Gentlemen:

I have acted as counsel to The Tradeshow Marketing Company Ltd., a Nevada corporation (the "Company"), in con nection with its Form 1 -A relating to the offering of up to 5,000,000 shares of its common stock ("Shares"), $0.10 per Share, which are issuable upon the execution of the Company's subscription agreement.

In my representation, I have examined such documen ts, corporate records and other instruments as have been provided to me for the purposes of this opinion, including, the subscription agreement.

Based upon and in reliance on the foregoing, and subject to the qualifications and assumptions set forth below, it is my opinion that the Shares, when issued and sold, will be validly issued, fully -paid, and nonassessable.

My opinion is limited by and subject to the following:

(a) In rendering my opinion I have assumed that, at the time of each issuance and sale of the Shares, the Company will be a corporation validly existing and in good standing under the laws of the State of Nevada.

(b) In my examination of all documents, certificates and records, I have assumed without investigation, the authenticity and completeness of all documents submitted to me as originals, the conformity to the originals of all documents submitted to me as copies and the authenticity and completeness of the originals of all documents submitted to me as copies. I have also assumed the genuineness of all signatures, the legal capacity of natural persons, the authority of all persons executing documents on behalf of the parties thereto other than the Company and the due authorization, execution and delivery of all documents by the par ties thereto other than the Company. As to matters of fact material to this opinion, I have relied upon statements and representations of representatives of the Company and of public officials and have assumed the same to have been properly given and to be accurate.

(c) My opinion is based solely on and limited to laws of the Province of British Columbia, where the Company has its business address. I express no opinion as to the laws of any other jurisdiction.

I hereby consent to the filing of this lette r as an Exhibit to this Offering Document and to all references to my firm included in the Offering Document, including the opinion of legality.

Very truly yours,

John D. Briner